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March 18, 2019
Nathaniel Segal
Counsel
+1 312 609 7747
nsegal@vedderprice.com

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin, Esq.

Disclosure Review Office

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GraniteShares ETF Trust (the “Registrant”)
File Nos. 333-214796, 811-23214

Dear Ms. Larkin:

We are writing on behalf of the Registrant regarding its intention to file Post-Effective Amendment No. 9 to its registration statement on Form N-1A (“PEA No. 9”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), to reflect certain non-material changes made in response to comments previously provided by the Securities and Exchange Commission’s staff with respect to GraniteShares Battery and Miners ETF (formerly, GraniteShares Future of Batteries ETF) (the “Fund”). The comments previously provided by the Commission’s staff concerned the staff’s review of Post-Effective Amendment No. 8 (“PEA No. 8”) to the Registrant’s registration statement on Form N-1A, which was filed with the Commission via EDGAR on January 24, 2019. PEA No. 8 was filed pursuant to Rule 485(a)(2) under the Securities Act, for the purpose of registering shares of the Fund and GraniteShares Junior Tech Mega Trends ETF, each a new series of the Registrant, an open-end management investment company that is registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”). On behalf of the Registrant, we previously submitted correspondence dated February 28, 2019 and March 5, 2019 regarding the staff’s comments.

For the staff’s information, we note that the changes listed below are the only disclosure differences between PEA No. 8 and PEA No. 9:

1. Change in Fund’s Name and Corresponding Change in Index Name: As previously discussed with the Staff, in response to the Staff’s comment the Registrant has determined to change the Fund’s name from GraniteShares Future of Batteries ETF to GraniteShares Battery and Miners ETF. Similarly, the name of the Fund’s Index has been changed to the Indxx Battery and Miners Index.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Lisa N. Larkin, Esq.

March 18, 2019

2. Addition of 80% Investment Policy Relating to Rule 35d-1 under the 1940 Act: As previously discussed with the Staff, in response to the Staff’s comment the Registrant has determined to add the following non-fundamental investment policy for the Fund: “The Fund will invest at least 80% of its assets in battery producers and battery metal miners which derive at least 50% of their revenues from battery production, battery metal mining and/or other mining activities” (the “Names Rule Investment Policy”). Consistent with the requirements of Rule 35d-1, the Registrant will provide the Fund’s shareholders with at least 60 days prior notice of any change in the Names Rule Investment Policy. Discussion of the Names Rule Investment Policy has been added to both the Fund’s prospectus and statement of additional information, as appropriate.

3. Additional Disclosure Regarding Other Mining Activities of Index Constituents: As previously discussed with the Staff, in response to the Staff’s comment the Registrant has added the following disclosure to provide additional information about the other mining activities of Index constituents: “A company identified by the Index Provider as a battery metal miner may also be engaged in, and derive significant revenues from, other mining activities. These other mining activities generally involve producing and exploring metals such as zinc, copper, lead, nickel, cobalt, alumina, aluminum, palladium, platinum and iron ore.”

Please contact me if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nathaniel Segal
Nathaniel Segal
Counsel

Cc:	W. Thomas Conner, Shareholder, Vedder Price P.C.
Benoit Autier, Chief Operating Officer and Head of Product, GraniteShares Advisors LLC